AXA EQUITABLE LIFE INSURANCE COMPANY

[EARNINGS ENHANCEMENT BENEFIT]
OPTIONAL DEATH BENEFIT RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary.  There are new definitions in this Rider which are introduced below.  In this Rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company, “you" and "your" mean the Owner and “Rider” means this Rider.  Subject to the terms and conditions of this Rider, you will receive an [Earnings Enhancement Benefit] Death Benefit Increment with this flexible premium fixed and variable deferred Annuity Contract as described below.

The Effective Date of this Rider is your Contract Date.

I.           This Rider’s Benefit

The Death Benefit payable when the [Earnings Enhancement Benefit] is included in your Contract is equal to your Death Benefit, payable as described in (i)  the “Payment Upon Death” Section of the Contract and any applicable Endorsement, or (ii) an optional Death Benefit Rider, if elected.  Your Death Benefit is then increased by the [Earnings Enhancement Benefit] Death Benefit Increment described below.

The [Earnings Enhancement Benefit] Death Benefit Increment is equal to:

[40% (for Owner’s issue ages up to age 70) or
25% (for Owner’s issue ages 71 through 75)]

of your Death Benefit as described in the Death Benefit section less your [Earnings Enhancement Benefit] Contributions.

The value of the [Earnings Enhancement Benefit] Death Benefit is frozen on the first Contract Date Anniversary after the Owner turns age [85], except that the benefit will be reduced for subsequent withdrawals on a pro rata basis.

For purposes of this section, “Owner” refers to the older Joint Owner for Contracts with Joint Owners and to the Annuitant for Contracts with Non-natural Owners.

II.           Definitions

[Earnings Enhancement Benefit] Contributions are the sum of all Contributions you have made, adjusted for each withdrawal that exceeds your [Earnings Enhancement Benefit] Earnings as defined below. Your [Earnings Enhancement Benefit] Contributions will be reduced by the amount of that excess.  We make this calculation as of the Transaction Date of each withdrawal.

[Earnings Enhancement Benefit] Earnings, as of the date of each withdrawal, are equal to (a) minus (b), where:

a)	is the greater of the Annuity Account Value and the Death Benefit immediately prior to the withdrawal, and
b)	is [Earnings Enhancement Benefit] Contributions as adjusted by any prior withdrawals.

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III.         The Cost of This Rider

The charge for this benefit is [0.35%] of the Annuity Account Value. This charge is based on the Annuity Account Value on your Contract Date Anniversary.

We will determine and deduct the above charge annually from your Annuity Account Value on each Contract Anniversary for which the Rider is in effect.  We will deduct the above charges for the portion of any Contract Year in which this Rider is terminated pursuant to Section IV. of this Rider, a Death Benefit is paid pursuant to Section 6.02 of the Contract, the Annuity Account Value is applied to purchase an Annuity Benefit pursuant to Section 7.05 of the Contract, or the Contract is surrendered pursuant to Section 5.02 of the Contract.

The above charges will be deducted from the Annuity Account Value in the Variable Investment Options and the Guaranteed Interest Option on a pro-rata basis. If there is insufficient value or no value in the Variable Investment Options and the Guaranteed Interest Option, any remaining portion of the charge or the total amount of the charge, as applicable, will be deducted from the Account for Special [Money Market] Dollar Cost Averaging.

IV.         Termination Provision of This Rider

This Rider will automatically terminate if:
(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable, or
(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit including any benefit available on the Maturity Date, or
(iii)	except as provided below, you change the Owner of the Contract, or
(iv)	you make an assignment of this Contract, or
(v)	termination is required by an endorsement to your Contract, or
(vi)	the Contract terminates, or
(vii)	Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner’s death.

In accordance with clause (iii) in the above paragraph, this Rider will not terminate if either of the following occurs:

1.
a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, or Joint Annuitant, as applicable, at the time of ownership change.

2.
a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner.  “Family member” means members of the immediate family and other relatives.  “Immediate family” means spouse, domestic partner, civil union partner, parent, child, adopted child, step child, brother and sister.  “Other relatives” means grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

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Upon the termination of this Rider, the charge for the Benefit, as shown in Section III. of this Rider, ends.

V.         Reports

The amount of the Death Benefit will be included on a report sent to you at least once each year until the Maturity Date, as described in Section 9.04 of the Contract.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[
/s/ Mark Pearson	/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]

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